Alston&Bird llp

2828 N. Harwood Street

Suite 1800

Dallas, TX 75201-2139

214-922-3400

Fax: 214-922-3899

www.alston.com

Matthew L. Berde	Direct Dial: 214-922-3516	Email: matt.berde@alston.com

February 4, 2016

VIA EDGAR

Ms. Sandra Hunter Division of Corporation Finance Securities and Exchange Commission 100 F Street Mail Stop 3010 Washington, DC 20549

Re:	Moody National REIT II, Inc.—File No. 333-198305

Dear Ms. Hunter:

This letter sets forth the response of our client, Moody National REIT II, Inc. (the “Issuer”), to the comments by the staff of the U.S. Securities and Exchange Commission (the “SEC”) issued by telephone on January 27, 2016, pertaining to the Issuer’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-11, filed with the SEC on January 15, 2016. We have included your comments below, followed by the Issuer’s responses.

1.           Comment: In the future, when discussing the Issuer’s offering, please disclose the number of shares that remain to be sold in the offering.

Response: The Issuer undertakes to disclose in future filings the number of shares that remain available for sale in the offering.

2.           Comment: In the future, if there is a shortfall in distributions coverage from either cash flow from operations or FFO, for either a full fiscal year or stub periods, the percentage coverage should be specified in a risk factor related to dividend coverage. This can be either a summary risk factor or in a prospectus supplement.

Response: The Issuer undertakes to disclose in a risk factor in future filings the percentage coverage in the event that there is a shortfall in distributions coverage from cash flows from operations or FFO.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Ms. Sandra Hunter

February 4, 2016

3.           Comment: In the future, in the distribution section, dilution section or risk factor section, please include a discussion of cumulative FFO compared to cumulative distributions and a brief statement about how this is dilutive.

Response: The Issuer undertakes to include in future filings a discussion of cumulative FFO compared to cumulative distributions and a brief statement about how this may be dilutive.

Please contact me if you should need additional information.

Sincerely,

Matthew L. Berde